POWER TECHNOLOGY, INC.

5300 Memorial Drive - Suite 700
Houston, Texas 77007
(713) 621-4310 (713) 688-0622 Fax

December 19, 2006

U.S. Securities and Exchange Commission
Division of Corporate Finance
Peggy Fisher, Assistant director
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Comment Letter dated December 8, 2006
Power Technology, Inc.
File no. 0-24857
Schedule 14A Preliminary Proxy Materials

Dear Ms. Fisher:

To follow are Power Technology, Inc.’s (the “Registrant”) responses to your comment letter dated December 8, 2006. This cover letter is submitted concurrently with the amended Schedule 14A Preliminary Proxy Materials filed with the Commission, and is intended to assist in your review and approval of the amended filing. The questions presented in your comment letter are answered by a narrative response and explanation, where appropriate which are reflected in the amended Pre 14A.

SEC COMMENTS / RESPONSES

Comment # 1

Our counsel has submitted a letter as requested which address your prior comment. Each item is addressed in the letter and where counsel was not able to give a definitive opinion, an analysis has been provided, as you have requested. This letter is being filed concurrently herewith as additional private correspondence. We are also sending a copy of the executed letter via facsimile for your records.

Comment # 2

We have addressed items consistent with counsel’s conclusions and opinions. A redline version of the revised Schedule 14A is submitted herewith to expedite your review and comparison.

Comment # 3

Our counsel has addressed this issue in the letter provided herewith. Specifically, counsel has advised us that the distinction between “void” and “voidable” shares is not clearly defined under Nevada state law and no state precedent case exists delineating the difference. Nevada relies primarily on precedent from other jurisdictions with significant variances, which makes it impossible for an opinion to be provided on the matter of void or voidable shares. Counsel has advised us that the distinction is not critical and that it is unlikely a state court would hold the issuances per se “void” given the filing in July 2004 by the Company which was accepted by the Secretary of State’s office and publicly disclosed in subsequent SEC filings over the course of two years, placing all on notice that the Company and its shareholders acted under the good faith premise that the authorized capital had been increased in July 2004. Nevada statutory law focuses on “overissue” rather than “voidability” and provides for remedial actions to correct overissue dilemmas. The Company has tried to emphasize the recommendation of counsel in this 14A filing rather than the question of voidability, for which there is not a clear answer.

We have amended the filing by including reference to the ambiguities of Nevada law on the definition of void and voidable shares.

Comment # 4

The amount of shares in the bullets on page 3 equals 53,391,694. The sentence above the bullets states; “Since August 27, 2004, a total of 49,391,694 shares of the Company’s Common Stock were issued in excess of the 100,000,000 shares of the Company’s Common Stock which were authorized, (after taking into account 4,000,000 shares which were surrendered) as follows:” (emphasis added). After August 27, 1994, a shareholder surrendered 4,000,000 shares of common stock, which were returned to the treasury. Therefore, when those 4,000,000 shares of returned stock are subtracted from the 53,391,694 that were issued after August 27, 2004, a total of 49,391,694 shares of the Company’s Common Stock were issued in excess of the 100,000,000 shares of the Company’s Common Stock which were authorized, (after taking into account 4,000,000 shares which were surrendered by another shareholder).None of the bullets are reduced by 4 million shares due to the surrender by a shareholder. The shareholder who surrendered the 4 million shares was issued those shares before August 27, 2004 and before the total issued shares exceeded 100,000,000. None of the shares included in any of the bullets were issued to the surrendering shareholder, therefore none of those bullets should be reduced by 4 million shares.

Comment # 5

We have amended the filing in footnote 7 on page 6 to identify those people who have share voting and or investment power over the shares held by Cornell Capital.

Comment # 6

The ratification proposal has been eliminated from the proxy, therefore this issue is now moot.

Comment # 7

The bullet point has been removed from the proxy at Proposal No. 1, page 9, and the conclusion has been removed throughout the remaining proxy.

Very truly yours,

s/ Bernard J. Walter

Bernard J. Walter
President and Chairman of the Board